December 18, 2024	CAMECO CORPORATION Corporate Office 2121 – 11th Street West Saskatoon, Saskatchewan Canada S7M 1J3
FILED VIA EDGAR

Division of Corporation Finance	Tel 306.956.6200
Office of Energy & Transportation	Fax 306.956.6201
United States Securities and Exchange Commission	www.cameco.com
Washington, D.C. 20549

Cameco Corporation (“Cameco”): Form 40-F for the fiscal year ended December 31, 2023

Filed March 22, 2024

File No. 001-14228

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Form 40-F (the “Form 40-F”) in the letter dated December 4, 2024 (the “Comment Letter”) addressed to Grant Isaac.

We are writing to respond to comments contained in the Comment Letter. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Form 40-F for the fiscal year ended December 31, 2023

Exhibit 99.2 – 2023 Consolidated Audited Financial Statements

Notes to Consolidated Financial Statements

Note 12 Equity-accounted investee, page 36

1.

We note you initially recorded your equity method investment in Westinghouse at $2.14 billion (US) on November 7, 2023 at footnote 6. As your presentation currency is in Canadian dollars, please tell us why you do not present the purchase price and the related allocation of purchase price in your presentation currency. In addition, please explain the movements in the balance at acquisition to the year ended December 31, 2023, identifying and quantifying the components that contributed to the increase or decrease in the investment balance.

Response:

The purchase price and the related allocation of purchase price was presented in the United States dollar (USD), which is the functional currency of Westinghouse. The Canadian dollar (CAD) ending balances in note 12, equity-accounted investees, include the impacts of translation to the year-end exchange rate, in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The USD allocation of purchase price balances was provided to assist users further their understanding of our 49% acquisition interest in Westinghouse. The total CAD purchase price is disclosed in the consolidated statements of cash flows for the year ended December 31, 2023.

Division of Corporation Finance

Dec 18, 2024

Form 40-F for the fiscal year ended December 31, 2023, File No. 001-14228

The valuation of the acquired assets and liabilities was finalized in the fourth quarter of 2024 and the final values assigned will be disclosed in our 2024 annual filing. We will enhance the disclosure in our 2024 annual filing by expanding the commentary in our footnote disclosure to also include the CAD acquisition balances and disclose the allocation of purchase price in CAD.

The acquisition carrying value of our investment in Westinghouse includes the capitalization of acquisition costs in accordance with IAS 28, Investments in Associates and Joint Ventures and is disclosed in note 12, equity-accounted investees. The movements in the investment balance from the date of acquisition to the year ended December 31, 2023 include the post- acquisition earnings (loss) activity and the impact of translation to the year-end exchange rate. The details are as follows:

Cameco’s 49% share (in thousands)	USD	CAD
Net assets acquired	$2,140,305	$2,945,061
Acquisition costs	61,873	83,916

Acquisition carrying value	2,202,178	3,028,977
Net loss	(17,791)	(24,387)
Other comprehensive income	4,981	6,827

	2,189,368	3,011,417
Exchange differences on translation of foreign operations(a)	—	(110,060)
Impact of foreign exchange on acquisition costs(b)	—	(1,978)

Dec 31/23 carrying value	$2,189,368	$2,899,379

(a)

The amount represents foreign currency translation of Cameco’s investment in Westinghouse as recorded in the consolidated statements of comprehensive income and in the respective net asset balances as presented in note 12(A)(i) of the financial statements.

(b)

Represents foreign exchange differences on translation of foreign denominated acquisition costs of Cameco as recorded in the consolidated statements of comprehensive income and disclosed in note 12(A)(i) of the financial statements.

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,
CAMECO CORPORATION

/s/ Grant E. Isaac

Grant E. Isaac
Executive Vice-President and Chief Financial Officer